

February 7, 2011

Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, MO 64105

> **Re: AMC Entertainment Inc.**
> **Registration Statement on Form S-4**
> **Filed January 21, 2011**
> **File No. 333-171819**

Dear Mr. Ramsey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments related to a registration statement on Form S-1 (333-168105) originally filed on July 14, 2010. Please advise as to the current status of the Form S-1, including your plans with respect to addressing the outstanding comments on the Form S-1, given the filing of this Form S-4.

2. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibits

Exhibit 5.1

3. We note that counsel's opinion is limited to the "present federal law of the United States, the present law of the States of California, New York and the District of Columbia, the present Delaware General Corporation Act and the present Delaware Limited Liability Act." We also note that there are subsidiary guarantors incorporated or organized in Arizona, Kansas and Missouri. Please have counsel revise its opinion so that it also covers the laws of Arizona, Kansas and Missouri or file separate opinions for each of these guarantors.

4. We note that counsel's opinion assumes due authorization, execution and delivery of the guarantees of the subsidiary guarantors incorporated in states other than California, Delaware, or the District of Columbia. Counsel is entitled to rely upon another counsel's opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given. Please have counsel revise accordingly.

5. We note that counsel's opinion assumes that the indenture and supplemental indentures pursuant to which the notes and guarantees have been issued have been duly authorized, executed and delivered. We view this statement as a legal conclusion that should be opined upon by legal counsel. Please revise the opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (212) 326-2061
        Monica K. Thurmond, Esq.
        O'Melveny & Myers LLP